UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2007

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On November 5, 2007, the Board of Directors of EXFO Electro-Optical Engineering Inc., a Canadian corporation, authorized a share repurchase program, by way of a normal course issuer bid on the open market through the facilities of the TSX and NASDAQ Global Market. This report on Form 6-K sets forth the news release relating to EXFO share repurchase program disclosed on November 6, 2007. The press release indicates that the normal course issuer bid will become effective on November 8, 2007 and end on November 7, 2008 or on an earlier date if EXFO repurchases the maximum number of shares permitted. EXFO shall repurchase up to 2,869,585 of its subordinate voting shares during this share repurchase program and EXFO is entitled to repurchase, on any trading day,  up to 25% of the average daily trading volume of its subordinate voting shares over the last six completed calendar months on both exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: November 6, 2007

EXFO Announces Share Repurchase Program

Board of Directors authorizes normal course issuer bid

QUEBEC CITY, CANADA, November 6, 2007—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) announced today that its Board of Directors has authorized a share repurchase program, by way of a normal course issuer bid on the open market, of up to 9.9% (2,869,585 subordinate voting shares) of the public float as defined by the Toronto Stock Exchange (TSX). As of November 1, 2007, EXFO had 32,361,561 subordinate voting shares outstanding.

The TSX has accepted a notice filed by EXFO of its intention to make a normal course issuer bid. EXFO may use cash, short-term investments and future cash flows from operations to fund the repurchase of shares. Repurchases under the bid will be made on the open market, through the facilities of the TSX and NASDAQ Global Market, at the prevailing market price. The timing of such repurchases, if any, will depend on price, market conditions and applicable regulatory requirements.

The normal course issuer bid will become effective on November 8, 2007 and end on November 7, 2008 or on an earlier date if EXFO repurchases the maximum number of shares permitted. The average daily trading volume of EXFO's subordinate voting shares was 56,838 on the TSX and 79,256 on the NASDAQ over the last six completed calendar months (the ADTV). Accordingly, EXFO is entitled to purchase up to 25% of the ADTV on any trading day (being 14,209 subordinate voting shares on the TSX and 19,814 subordinate voting shares on the NASDAQ). The program does not require the Company to repurchase a minimum number of shares and it may be modified, suspended or terminated at any time without prior notice. All shares acquired by EXFO under the bid will be cancelled. The Company has not previously entered into a normal course issuer bid.

“Given our strong cash position of almost US$130 million, disciplined approach to capital spending and expected future cash flows, we believe that initiating a share repurchase program at this time may be an effective use of our cash for shareholders,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “This initiative will provide us with the flexibility to repurchase shares on a timely basis, while allowing us to continue our long-term growth plan through acquisitions and organic means.”

About EXFO

EXFO is a Tier-1 test and measurement expert in the global telecommunications industry, especially in the portable test market segment. The Telecom Division, which represents more than 80% of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions with an estimated 25.5% market share and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its Windows-based modular AXS-200, FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about EXFO’s Telecom Division, visit www.EXFO.com, and for its Life Sciences and Industrial Division, visit www.EXFO-lifesciences.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com